Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommended that you read this in conjunction with our unaudited condensed consolidated financial statements for the nine and three-month periods ended September 30, 2020 and 2019 and the related notes to the condensed consolidated financial statements, which are included in this Report of Foreign Private Issuer on form 6-K. You should also read the following discussion in conjunction with the information contained in our annual report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on March 26, 2020. We have prepared our financial statements in accordance with IFRS as issued by IASB.

All references to “we,” “us,” “our,” “Entera”, “the Company” and “our Company” in this Report of Foreign Private Issuer on Form 6-K are to Entera Bio Ltd. and its U.S. subsidiary Entera Bio Inc., unless the context otherwise requires.

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of orally delivered macromolecule therapeutics for use in areas with significant unmet medical need where adoption of injectable therapies is limited due to cost, convenience and compliance challenges for patients. Our current strategy for our lead product candidates is to use our technology to develop an oral formulation of human parathyroid hormone (1-34), or PTH, which has been approved in the United States in injectable form for over a decade. Our lead oral PTH product candidates are EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism. In both of these indications, the leading products are daily injectable formulations of PTH. In total, more than 200 healthy volunteers and patients, have received multiple doses of various formulations of our oral PTH (1-34).

We met with the Food and Drug Administration (FDA) in the fourth quarter of 2018 to discuss the development and regulatory pathway for EB613 for the treatment of osteoporosis. In addition to discussing various aspects of the nonclinical and clinical development plan, the meeting focused on the use of the 505(b)(2) regulatory pathway and the use of BMD rather than fracture incidence as the primary endpoint to support an NDA. Based on the FDA’s response, we believe that we may be able to use BMD as the primary efficacy endpoint for a Phase 3 trial and that a fracture endpoint trial will not be required. In July 2019, we initiated a Phase 2 multi-center dose-ranging trial of EB613 in approximately 160 osteoporosis patients, at 4 leading osteoporosis centers in Israel. This trial, which includes a treatment period of 6 months, is being conducted to evaluate both the safety of EB613 and to identify the optimal dose that we will select to advance into a single Phase 3 pivotal trial. In this trial, we are evaluating, multiple bone markers, such as P1NP – a bone formation marker, CTX – a bone resorption marker, BMD, and various additional safety endpoints.

In May 2020 we announced limited interim biomarker data from the Phase 2 clinical trial of EB613.  Based on the interim biomarker data, EB613 demonstrated statistically significant effects on the P1NP biomarker after one month of treatment (p<0.001) compared to the placebo, and meaningful increases at months two and three compared to the placebo with the highest EB613 dose (1.5 mg).  There was also a dose response at one month, with those trends continuing at two months.  Based on the interim data, we amended the Phase 2 protocol in July 2020 and discontinued the two lower doses (0.5mg and 1.0mg) and added a 2.5mg dose of EB613.  In November 2020, we completed the enrollment for the trial with 161 patients, including the new high-dose group.  We continue to follow the enrolled subjects through various monitoring means established by the regulatory authorities in compliance with COVID-19 restrictions.

In parallel, we are conducting several nonclinical safety assessment studies to support our regulatory filings, including a planned Investigational New Drug Application, or IND, with the FDA to facilitate various IND-enabling trials, and subsequently, to enable the start of a single global Phase 3 clinical trial in approximately 600-700 osteoporosis patients, subject to positive data from our ongoing Phase 2 trial of EB613 (including any impact of COVID-19 on the trial enrollment and its impact on such data). We believe that the study design to achieve the BMD endpoint, as discussed with the FDA, will have a much smaller number of patients and be significantly shorter in duration than a pathway that utilizes a placebo-controlled bone fracture endpoint.

Our lead product candidate for hypoparathyroidism, EB612, is an oral formulation of PTH (1-34). We believe that EB612, if approved, has the potential to become the standard of care for hypoparathyroidism. We have tested several formulations of our oral PTH (1-34) in multiple Phase 1 clinical trials to test different manufacturing technologies, formulations, administration parameters and dosing regimens. These data led to a number of Phase 2 studies evaluating different formulations of EB612 including a multicenter Phase 2a clinical trial of EB612 in hypoparathyroidism patients. The endpoints in these trials, included examination of the PK/PD levels of EB612, as well as serum calcium, serum phosphate, urinary calcium and urinary phosphate. In these trials, EB612 was generally well tolerated and achieved the targeted blood levels of PTH, serum calcium, serum phosphate, and the hormonal metabolite of vitamin D (1,25- dihydroxyvitamin D).

In addition, we intend to use our technology as a platform for the oral delivery of other protein and large molecule therapeutics as well as novel therapeutics. For example, in the fourth quarter of 2018, we signed a license agreement with Amgen and may sign additional licensing or collaboration agreements in the future. We intend to utilize future funds, as available, to advance EB613 and EB612 through clinical development and ultimately towards regulatory approval. To date, we have funded our operations through our IPO, private placements of our ordinary shares and preferred shares, warrants, convertible debt, government grants and through revenues generated from research collaborations and our license agreement with Amgen, Inc. (Amgen). We have no products that have received regulatory approval and have never generated revenue from sales of any product. Since our inception, we have raised a total of $57.2 million, including 0.3 million during July 2020 and November 2020 through our Equity distribution agreement (ATM agreement), $14.3 million in our December 2019 private placement, $11.2 in our IPO in 2018 and $31.7 in funding from grants, private placements of Ordinary Shares, preferred shares and debt prior to our IPO.

Since inception, we have incurred significant losses. For the nine months ended September 30, 2020 and 2019, our operating losses were $8.8 million and $8.0 million, respectively and we expect to continue to incur significant expenses and losses for the next several years. As of September 30, 2020, we had an accumulated deficit of $70.6 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, our expenditures on any other research and development activities, the receipt of government grants and payments under the collaboration with Amgen or any future collaborations into which we may enter.

As a result of our recurring losses from operations, negative cash flows and lack of liquidity, management is of the opinion that there is substantial doubt as to the Company's ability to continue as a going concern. If we are unable to raise the requisite funds, we will need to curtail or cease operations. See “Item 3.D.–Risk Factors—Risks Related to Our Financial Position and Need for Additional Capital on our 2019 Annual Report on Form 20-F filed with the SEC on March 26, 2020.

As of November 9, 2020, we had cash and cash equivalents of $6.2 million. In order to fund further operations, we will need to raise additional capital. We may raise these funds through private and/or public equity offerings, including the sale of common stock through our ATM Agreement with Canaccord Genuity LLC (Canaccord), debt financings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we need it or may not be available on terms that are favorable to us.

As of November 12, 2020, we had 19 employees and five service providers who provide consulting services to us on a part-time basis. Our operations are located in Jerusalem, Israel and in the United States.

Patent Transfer, Licensing Agreements and Grant Funding

There have been no material changes to our patent transfer, licensing agreements and grant funding from those reported in “Item 5.A.– Results of Operations” our 2019 Annual Report on Form 20-F filed with the SEC on March 26, 2020.

Results of Operations

Comparison of Nine Months period Ended September 30, 2020 and 2019

	(unaudited) Nine Months Ended September 30,		Increase (Decrease)
	2020	2019	$	%
	(In thousands, except for percentage information)
Revenues	$144	$134	$10	7.5%
Cost of revenues	104	102	2	2.0
Operating expenses:
Research and development expenses, net	5,222	5,234	(12)	(0.2)
General and administrative expenses	3,656	2,757	899	32.6
Operating loss	8,838	7,959	879	11
Financial income, net	(1,106)	(604)	502	83.1
Net loss	$7,732	$7,355	$377	%5.1

Revenue

Revenues for the nine months ended September 30, 2020 were $144,000 compared to $134,000 for the nine months ended September 30, 2019. Revenues in both periods were attributable to research and development, or R&D, services provided to Amgen under our 2018 collaboration agreement.

Cost of Revenue

The cost of revenues for the nine months ended September 30, 2020 were $104,000 compared to $102,000 for the nine months ended September 30, 2019 and were comprised of salaries and related expenses in connection with the R&D services provided to Amgen.

Research and Development Expenses, Net

Research and development expenses for the nine months ended September 30, 2020 and 2019 were $5.2 million. During the nine months ended September 30, 2020, an increase of $0.8 million primarily due to the conduct of the Phase 2 clinical trial of EB613 was offset by decreases of $0.3 million in expenses related to preclinical activities, $0.3 million in compensation-related expenses and $0.2 in materials and production costs due to the timing of manufacturing runs to support our clinical trials and related pre-clinical activities.

General and Administrative Expenses

General and administrative expenses for the nine months ended September 30, 2020 were $3.7 million, compared to $2.8 million for the nine months ended September 30, 2019. The increase of $0.9 million was primarily due to increases of $0.4 million in compensation-related expenses, $0.3 million in legal fees and $0.2 million in insurance costs. The increase in compensation-related expenses was primarily due to an increase in headcount related to executive hires in the second half of 2019.

Financial Income, Net

Financial income, net for the nine months ended September 30, 2019 and 2020 is primarily due to the re-measurement of warrants issued in connection with our 2018 initial public offering and our private placement in December 2019 which included a second closing in February 2020.

Cash Flows

Comparison of Nine Months period Ended September 30, 2020 and 2019

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	(unaudited) nine months ended September 30,
	2020	2019
	(in thousands)
Cash used in operating activities	$(9,030)	$(5,715)
Cash Provided by (used in) investing activities	(51)	3,960
Cash provided by financing activities	964	156
Net decrease in cash and cash equivalents	$(8,117)	$(1,599)

Net Cash Used in Operating Activities

Net Cash used in operating activities for the nine months ended September 30, 2020 was $9.0 million consisting primarily of our operating loss of $8.8 million and an increase of $1.0 million in working capital which were offset by $0.7 million of share-based compensation expense and $0.1 million of depreciation expense.

  Net cash used in operating activities for the nine months ended September 30, 2019 was $5.7 million, consisting primarily of our operating loss of  $7.9 million which was offset by $1.0 million of share-based compensation expenses, $0.2 million of depreciation expenses and a $1.0 million decrease in working capital.

The increase in cash used in operating activities for the nine months ended September 30, 2020 compared to the same period in 2019, was mainly due to an increase of $0.9 million in operating expenses, an increase of $2.1 million in working capital and a decrease of $0.3 million in share based compensation

Net Cash Used in Investing Activities

    Net Cash used in investing activities for the nine months ended September 30, 2020 was $51,000 and consisted of purchase of property and equipment.

    Net cash provided by investing activities for the nine months ended September 30, 2019 was $4.0 million primarily attributed to the release of a short-term bank deposit.

Net Cash Provided by Financing Activities

Net Cash provided by financing activities for the nine months ended September 30, 2020 consisted primarily of the net proceeds of $0.8 million from the issuance of the Ordinary Shares and Warrants in the final closing of our December 2019 private placement offering and net proceeds of $0.2 million from the issuance of Ordinary shares from our ATM program.

Net cash provided by financing activities for the nine months ended September 30, 2019 was primarily due to cash received from the exercise of options granted to employees and investors warrant, which were partially offset by lease payments.

Comparison of Three Months period Ended September 30, 2020 and 2019

	(unaudited) Three Months Ended September 30,		Increase (Decrease)
	2020	2019	$	%
	(In thousands, except for percentage information)
Revenues	$50	$60	$(10)	(16.7)%
Cost of revenues	31	40	(9)	(22.50)
Operating expenses:
Research and development expenses, net	1,606	1,786	(180)	(10.0)
General and administrative expenses	829	1,073	(244)	(22.7)
Operating loss	2,416	2,839	(423)	(14.9)
Financial expenses (income), net	(792)	155	(947)	(610.9)
Net loss	$1,624	$2,994	$(1,370)	(45.8)%

Revenue

Revenues for the three months ended September 30, 2020 and 2019 were $50,000 and $60,000 and were attributable R&D services provided to Amgen under our 2018 collaboration agreement.

Cost of Revenue

The cost of revenues for the three months ended September 30, 2020 and 2019 were $31,000 and $40,000 and were comprised of salaries and related expenses in connection with the R&D services provided to Amgen.

Research and Development Expenses, Net

Research and development expenses for the three months ended September 30, 2020 were $1.6 million, compared to $1.8 million for the three months ended September 30, 2019.  The decrease of $0.2 million was primarily due to a decrease of $0.5 million in preclinical activities that were not repeated during the same period in 2020 and a decrease of $0.2 million in compensation related expenses. These were offset by an increase of $0.2 million in clinical trial expenses relating predominantly to our Phase 2 clinical trial of EB613 and an increase of $0.3 million in material and production expenses.

General and Administrative Expenses

General and administrative expenses for the three months ended September 30, 2020 were $0.8 million, compared to $1.1 million for the three months ended September 30, 2019. The decrease of $0.3 million was primarily due to a decrease of $0.2 million in compensation-related expenses and $0.2 million in investor relations and other expenses which were partially offset by an increase of $0.1 million in insurance costs.

Financial Income, Net

Financial income, net for the three months ended September 30, 2019 and 2020 were primarily due to the re-measurement of warrants issued in connection with our 2018 initial public offering and our private placement in December 2019 which included a second closing in February 2020.

Liquidity and Capital Resources

Since our inception through September 30, 2020, we have funded our operations primarily through private offerings, convertible loans, our Initial Public Offering in 2018, our ATM agreement, grants from governmental authorities and payments under our collaboration with Amgen.

Our cash and cash equivalents as of September 30, 2020 were approximately $7.1 million, compared to approximately $15.2 million as of December 31, 2019.

Since inception, we have incurred significant losses. As a result of our recurring losses from operations, negative cash flows and lack of liquidity, management is of the opinion that there is substantial doubt as to the Company's ability to continue as a going concern. Our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of, and for the year ended, December 31, 2019, expressing the existence of substantial doubt about our ability to continue as a going concern in our 2019 Annual Report on Form 20-F filed with the SEC on March 26, 2020. For the nine months ended September 30, 2020 and September 30, 2019, our operating losses were $8.8 million and $8.0 million, respectively. We expect to continue to incur significant expenses and losses for the next several years. As of September 30, 2020, we had an accumulated deficit of $70.6 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, our expenditures on any other research and development activities, the receipt of government grants and payments under our collaboration with Amgen or any future collaborations into which we may enter.

Funding Requirements

We believe that our existing capital resources, not including potential milestone payments, will be sufficient to meet our projected operating requirements into the second quarter of 2021.

We have based these estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development of our product candidates, and the extent to which we may enter into collaborations with third parties for development of these or other product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of our current and future product candidates. Our future capital requirements will depend on many factors, including:

•	the costs, timing and outcome of clinical trials for, and data and regulatory review of, EB613, EB612 and any other product candidates we may develop;

•	the costs of development activities for any other product candidates we may pursue;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the impact of COVID-19, once known, on our clinical trials, regulatory timelines, business operations and financial stability; and

•	our ability to establish collaborations on favorable terms, if at all.

We are in the process of evaluating various financing alternatives in the public or private equity markets including the sale of common stock through our ATM Agreement with Canaccord, government grants or through the license of our technology to additional external parties through partnerships or research collaborations as we will need to finance future research and development activities, general and administrative expenses and working capital. However, there is no certainty about our ability to obtain such financing.

We do not have any committed external sources of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our then-existing shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that may adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends and may include requirements to hold minimum levels of funding. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or collaborations, when needed, we may be required to delay, limit, reduce or terminate our product development  efforts or grant rights to develop and market our oral PTH product candidates and any other product candidates that we would otherwise prefer to develop and market ourselves.

Our unaudited condensed consolidated financial statements for the nine and three months ended September 30, 2020, included on Report of Foreign Private Issuer on form 6-K , note that there is substantial doubt about our ability to continue as a going concern as of such date. This means that our management expressed substantial doubt about our ability to continue our operations without an additional infusion of capital from external sources. The condensed consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that may be necessary should we be unable to continue as a going concern. If we are unable to finance our operations, our business would be in jeopardy and we might not be able to continue operations and might have to liquidate our assets. In that case, investors might receive less than the value at which those assets are carried on our financial statements, and it is likely that investors would lose all or a part of their investment.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in our 2019 Annual Report on Form 20-F filed with the SEC on March 26, 2020.

Contractual Obligations and Commitments

As of the date of this discussion and analysis, there are no material changes to our contractual obligations from those reported under “Item 5.F.–Contractual Obligations” in our 2019 Annual Report on Form 20-F filed with the SEC on March 26, 2020.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements other than operating leases as described under “Item 5.E.– Off-Balance Sheet Arrangements” in our 2019 Annual Report on Form 20-F filed with the SEC on March 26, 2020.

Critical Accounting Policies Estimates

There have been no material changes to the significant accounting policies and estimates described in “Item 5.A.– Results of Operations–Critical Accounting Policies and Estimates” in our 2019 Annual Report on Form 20-F filed with the SEC on March 26, 2020.

The full extent to which the COVID-19 pandemic will directly or indirectly impact our financial condition, liquidity, or results of operations will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat COVID-19, as well as the economic impact on local, regional, national and international customers and markets.

Cautionary Statement Regarding Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K of Entera Bio Ltd. includes forward looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs forward-looking statements include, but are not limited to, statements about:

•
the scope, progress and costs of developing our product candidates such as EB613 for Osteoporosis and EB612 for Hypoparathyroidism, including without limitation any changes to the design of the ongoing Phase 2 clinical trial of EB613 or the need for additional clinical trials or development work based on further analysis of the interim data from the ongoing EB613 Phase 2 clinical trial;

•	the accuracy of our estimates regarding expenses, capital requirements, the sufficiency of our cash resources and the need for additional financing;

•	our ability to raise additional funds on commercially reasonable terms;

•	our ability to develop, advance product candidates into, and successfully complete, clinical studies such as our ongoing Phase 2 clinical trial of EB613 in osteoporosis;

•	our reliance on third parties to conduct our clinical trials and on third-party suppliers to supply or produce our product candidates;

•	our expectations regarding licensing, business transactions and strategic collaborations, including our ongoing collaboration with Amgen;

•	our operation as a development stage company with limited operating history and a history of operating losses and our ability to fund our operations going forward;

•	our ability to continue as a going concern absent access to sources of liquidity;

•
our interpretation of FDA feedback and guidance and how such guidance may impact our clinical development plans, specifically our ability to utilize the 505(b)(2) pathway for the development and potential approval of EB613 and any other product candidates we may develop;

•	our ability to obtain and maintain regulatory approval for any of our product candidates;

•	our competitive position, especially with respect to Forteo® and other products on the market or in development for the treatment of osteoporosis;

•	our ability to establish and maintain development and commercialization collaborations;

•	any potential commercial launch of current or future product candidates, and the timing, cost or other aspects of such commercialization;

•	our ability to manufacture and supply sufficient amounts of material to support our clinical trials and any potential future commercial requirements;

•	our ability to use and expand our drug delivery technology to additional product candidates;

•	the safety and efficacy of therapeutics marketed by competitors that are targeted toward indications for which we are developing product candidates;

•	the size of any market we may target and the adoption of our product candidates, if approved, by physicians and patients;

•	our ability to obtain, maintain and protect our intellectual property and operate our business without infringing misappropriating or otherwise violating any intellectual property rights of others;

•	our ability to retain key personnel and recruit additional qualified personnel;

•	the possibility that competing products or technologies may make any product candidates we may develop and commercialize or our oral delivery technology obsolete;

•	the pricing and reimbursement of our product candidates, if approved;

•	our ability to develop a sales, marketing and distribution infrastructure, if any;

•	our ability to manage growth;

•
the duration and severity of the recent coronavirus (COVID-19) outbreak, the actions that may be required to contain the Coronavirus or treat its impact, and its impact on our operations and workforce, including our research and development, preclinical studies and clinical trials; and

•	other risk factors discussed under “Risk Factors" in our 2019 Annual report on Form 20-F for the year ended December 31, 2019.

All forward-looking statements in this Report of Foreign Private Issuer on Form 6-K involve risks, assumptions and uncertainties and are made as of the date of this Report of Foreign Private Issuer on Form 6-K. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below and “Risk Factors” in our Form 20-F for the year ended December 31, 2019 for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. All of the forward-looking statements we have included in this Report of Foreign Private Issuer on Form 6-K are based on information available to us on the date of this Report of Foreign Private Issuer on Form 6-K. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report of Foreign Private Issuer on Form 6-K or in our Prospectus might not occur.